CODE OF ETHICS

February 2022

I.     CODE OF ETHICS/PERSONAL SECURITIES TRANSACTIONS
SEC Rule 204A-1 and 17j-1
A.Responsibility. It is expected that all supervisory personnel, access persons, solicitors, and employees conduct business with the highest level of ethical standards keeping in mind at all time TCM’s fiduciary duties to its clients. All Company employees are required to obey federal securities laws and promptly report any violations of the Code of Ethics (“Code”) to the CCO. The CCO or a designee will be responsible for having each supervised/access person acknowledge their receipt of TCM’s current Code of Ethics and any amendments thereto. Furthermore, the CCO will be responsible for maintaining and enforcing TCM’s Code, recording any violation of the Code and any actions taken as a result of any violation, and reporting any violation of the Code to the senior management of TCM.

B.Duty to Clients. TCM has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first, and to refrain from having outside interests that conflict with the interests of its clients. TCM is committed to avoiding any circumstances that might adversely affect, or appear to affect, its duty of complete loyalty to its clients. Outside Business Activity (OBA), for Company purposes, is defined as, but not limited to, board member, officer and/or director which results in compensation and/or profit. Any OBA must be approved by a Managing Partner.

C.Privacy of Client Financial Information. TCM will not disclose any nonpublic personal information about a Client to any nonaffiliated third party unless the Client expressly gives permission to TCM to do so. The Client in writing must grant such permission, or denial of permission, to TCM. A copy of the permission/denial document will be kept in the Client file.

D.Prohibited Acts. TCM or any of its supervised persons, access persons or employees will not;

1.Employ any device, scheme or artifice to defraud;

2.Make any untrue statement of a material fact;

3.Omit to state a material fact necessary in order to make a statement, in light of the circumstances under which it is made, not misleading;

4.Engage in any fraudulent or deceitful act, practice or course of business; or,

5.Engage in any manipulative practices.

A.Conflicts of Interest. TCM has a duty to disclose potential and actual conflicts of interest to their clients. All supervised persons, access persons and solicitors have a duty to report potential and actual conflicts of interest to the COO or CCO.

B.Gifts & Entertainment. While gifts shall not be accepted from persons or entities doing business with TCM, on a rare occasion it may be appropriate to send a gift on behalf of TCM. Any gift in excess of $100 needs the written approval of a Managing Partner and also needs to be logged by the CCO or a designee prior to being sent. Meals, drinks, sporting events and concerts are considered entertainment and not gifts when accompanied by an employee of TCM. In addition, charitable contributions made by TCM are not considered gifts.

Entertainment. Typical business meals are not considered entertainment. Non-business related or luxurious meals, drinks, sporting events and concerts are considered entertainment, not gifts, when accompanied by an employee of TCM. Entertainment needs the written approval of a Managing Partner and also needs to be logged by the CCO or a designee. Submit this request form for non-business-related meals and for other entertainment as described above.

C.Political Contributions. In order to adhere to SEC Rule 206(4)-5 “Pay to Play”, political contributions, except for de minimis amounts, to a politician or political campaign are prohibited, unless prior written approval is obtained from a Managing Partner.
1.The SEC’s “Pay-to-Play” rule prohibits a money management firm from accepting payment for managing state or local investment funds if, within the prior 2 years, certain personnel have made a contribution to an official in a position to influence the direction of those investment dollars.
2.A “Political Contribution” is any contribution to incumbents in or candidates for state or local office including any gift, subscription, loan, advance, deposit of money or thing of value made for the purpose of supporting a candidate or influencing any election, as well as in-kind distributions such as hosting parties or volunteering.
3.Political contributions may prevent the Firm and the its clients from being considered for investment by public funds. Before meeting with a public fund, you must notify the CCO.
4.The Firm’s Political Contributions Policy:
De Minimis Amounts: Employees can make contributions up to $350 per election per candidate if they are entitled to vote for the candidate and up to $150 per election per candidate if they are not entitled to vote for the candidate.
Employees are prohibited from making political contributions to any third-party associated with the Firm’s current investors.

A.Whistleblower Program. The Dodd-Frank Wall Street Reform and Consumer Protection Act provided the SEC with the authority to reward whistleblowers who provide new and timely information about any securities violations. TCM expects instances to be reported to the CCO prior to the SEC and there will no retaliation from TCM.

B.Use of Disclaimers. TCM shall not attempt to limit liability for willful misconduct or gross negligence through the use of disclaimers.

C.Suitability. TCM shall only recommend those investments that it has a reasonable basis for believing are suitable for a client, based upon the client's particular situation and circumstances. In addition, clients should be instructed to immediately notify TCM of any significant changes in their situation or circumstances so that TCM can respond appropriately.

D.Duty to Supervise. Advisers Act Section 203(e)(5) The CCO is responsible for ensuring adequate supervision over the activities of all persons who act on TCM’s behalf. Specific duties include, but are not limited to:

1.Establishing procedures that could be reasonably expected to prevent and detect violations of the law by its advisory personnel;

2.Analyzing its operations and creating a system of controls to ensure compliance with applicable securities laws;

3.Ensuring that all advisory personnel fully understand TCM's policies and procedures; and,

4.Establishing an annual review system designed to provide reasonable assurance that TCM's policies and procedures are effective and are being followed.

II.         CODE OF ETHICS

A.Background / Introduction. TCM Investment Management (“TCM”) believes it is essential not only to comply with federal securities laws and regulations but also to maintain high standards of personal and professional conduct at all times. TCM's Code of Ethics is designed to ensure that our conduct is at all times consistent with these standards, with our fiduciary obligations to our clients, and with industry and regulatory standards for investment managers.

The basic principles underlying TCM's Code of Ethics are as follows:

1.We will at all times conduct ourselves with integrity and distinction, putting first the interests of our clients.
2.Even if our clients are not harmed, we cannot take inappropriate advantage of information we learn through our position as fiduciaries.
3.We must take care to avoid even the appearance of impropriety in our personal actions.
The Code of Ethics set forth the general principles that will apply even when the specific rules do not address a specific situation or are unclear or potentially inapplicable.

Although the Code of Ethics provides guidance with respect to many common types of situations, please remember that the Code of Ethics cannot address every possible circumstance that could give rise to a conflict of interest, a potential conflict of interest, or an appearance of impropriety. Whether or not a specific provision of the Code applies, each employee must conduct his or her activities in accordance with the general principles embodied in the Code of Ethics, and in a manner that is designed to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility. Technical compliance with the procedures incorporated in the Code of Ethics will not insulate actions that contravene your duties to TCM and its clients from scrutiny and, in some cases, liability. Each employee should consider whether a particular action might give rise to an appearance of impropriety, even if the action itself is consistent with the employee’s duties to TCM and its clients. Therefore, to protect yourself and TCM, be alert for the potential for conflicts of interest, and please consult the CCO whenever questions arise concerning the application of the Code of Ethics to a particular situation.

B.Fiduciary Duty. TCM and their employees owe fiduciary duties to their clients under the laws of the United States. These fiduciary duties require each of us to place the interests of our clients ahead of our own interests in all circumstances.

An integral part of our fiduciary duty is the obligation to avoid conflicts of interest. As a basic principle, you may not use your position, or information you learn at TCM, so as to create a conflict or the appearance of a conflict between your personal interests and those of TCM or any TCM client. A conflict of interest (or the appearance of a conflict of interest) can arise even if there is no financial loss to TCM or to any TCM client, and regardless of the motivation of the employee involved.

The potential for conflicts of interest is apparent with respect to personal securities transactions, but conflicts of interest can arise in a variety of situations. Some of the more common examples are described in this Code of Ethics. The rules contained in the Code of Ethics are designed to minimize conflicts of interest and to avoid potential appearances of impropriety. As a result, all employees and members of their immediate families are required to adhere carefully to the elements of the Code of Ethics that are applicable to them. Compliance with TCM’s Code of Ethics is a condition of employment. The sanctions that may result from violations of the Code of Ethics, which can include fines and/or dismissal, are outlined below.

Compliance with the Code of Ethics and interpretation of its requirements is the responsibility of TCM’s CCO, subject to the oversight of TCM’s Partners. If you have questions about whether a conflict of interest exists in a particular situation, please contact the CCO.

Industry standards pertaining to matters such as personal securities trading can change over time, and TCM is committed to maintaining high ethical standards for itself and its employees. Therefore, TCM reserves the right to change any or all of the requirements of the Code of Ethics from time to time, as TCM deems necessary or appropriate. TCM also reserves the right, when in its judgment particular circumstances warrant, to impose more stringent requirements on particular employees or on all employees generally, or to grant exceptions to the requirements of the Code of Ethics in circumstances in which it believes an exception is warranted.

C.Persons Covered by the Code of Ethics. The provisions and requirements of the Code of Ethics apply to all partners and employees of TCM (referred to herein as “employee” or “employees”).

All of the provisions and requirements of the Code of Ethics, including the rules pertaining to pre-clearance of personal securities transactions, also apply to persons who are closely connected to TCM employees. Examples of closely connected persons include any family member who is presently living in your household, or to whose financial support you make a significant contribution, and trusts or estates over which you have investment control. In case of any doubt, please contact the CCO.

Although persons who are not closely connected to you are not required to comply with the pre- clearance and other procedures contained in the Code of Ethics, such persons may not take improper advantage of information that they may receive from you regarding the activity or holdings of TCM clients. In addition, it would be a violation of the Code of Ethics for any TCM employee to arrange for a friend or relative to trade in a security in which that TCM employee would be precluded from trading for his or her own account. It may also be a violation of the Code of Ethics for a TCM employee to give information about the activity or holdings of TCM clients to any person for the purpose of facilitating securities trading by that person.

D.Fiduciary Responsibility to Clients. As noted above, TCM and its employees have a fiduciary responsibility to TCM’s clients. We are required to avoid conduct that might be detrimental to their best interests, and we cannot place our own personal interests ahead of those of our clients.

In order to fulfill this duty to our clients, TCM, as a matter of policy, requires its employees to offer all investment opportunities to TCM’s clients first, before taking advantage of such opportunities themselves. Therefore, before trading in any security that is not covered by a TCM portfolio manager or analyst, or engaging in a transaction of limited availability, the CCO, as part of the pre-clearance process, will ensure that a member of the TCM Investment Team is aware that you have identified a security or transaction of limited availability that you believe would be a good investment, and will, if necessary, ask you to explain the basis for your interest in that security. If, after receiving that information, the manager does not wish to recommend that security for investment to TCM clients, you are free to trade, after securing the other necessary pre-approvals. If the manager expresses an interest in that security or transaction, however, you must refrain from trading in that security or engaging in that transaction until a decision has been made as to whether to purchase that security for TCM clients. In some cases, you may be required to refrain from trading for several days, until a decision is made.

We recognize that this policy may make it more difficult for TCM employees to engage in certain personal securities transactions. Nevertheless, we believe that these rules will enhance the ability of TCM to fulfill its fiduciary responsibilities to our clients.

E.Other Conflicts of Interest. As noted earlier, conflicts of interest can also arise in situations not involving personal securities transactions. Some of the situations that have been encountered in the past are set forth below:

1.Providing Investment Advice to Others - In order to avoid conflicts with the interests of our clients, you may not provide investment advice to anyone or manage any person’s portfolio on a discretionary basis, except for TCM clients or members of your immediate family (as noted elsewhere, transactions by members of your immediate family are covered by the Code of Ethics). Thus, you should not give advice to anyone, other than members of your immediate family, concerning the purchase or sale of any security, and you should be especially cautious with respect to securities that are being purchased and sold (or are under consideration for purchase and sale) for TCM client accounts. In particular, you may not provide investment advice or portfolio management services for compensation to any person, other than a TCM client, under any circumstances.

2.Favoritism and Gifts. You may not seek or accept gifts, favors, preferential treatment, or valuable consideration of any kind offered from certain persons because of your association with TCM. This prohibition applies to anyone who does business or is soliciting business with any TCM entity, as well as to any organization (such as a broker-dealer or other financial intermediary) engaged in the securities business.
3.Disclosure of Interests of Members of Immediate Family. The potential for a conflict of interest also can arise if a member of your immediate family is employed in the securities industry or has an economic interest in any organization with which TCM does business. If a member of your immediate family has such an employment relationship or such an economic interest, please notify the CCO promptly.
4.Disclosure of Info Concerning Securities Recommendations & Transactions. Except as may be appropriate in connection with your job responsibilities, you may not release information to any person not affiliated with TCM (except to those concerned with the transaction or entitled to the information on behalf of the client) as to the securities holdings of any client, any transactions executed on behalf of any client, or TCM’s aggregate holdings in, or trading decisions or considerations regarding, any security. In particular, you must take special precautions not to disclose information concerning recommendations, transactions, or programs to buy or sell particular securities that are not yet completed or are under consideration, except (1) as necessary or appropriate in connection with your job responsibilities, (2) when the disclosure results from the publication of a prospectus, proxy statement, or other documents, as may be required under the federal securities laws, (3) in conjunction with a regular report to shareholders or to any governmental authority resulting in such information becoming public knowledge, (4) in conjunction with any report to which persons are entitled by reason of provisions of an investment management agreement or other similar document governing the operation of TCM, (5) as may otherwise be required by law, or (6) after the information is otherwise publicly available.

5.Insider Trading. TCM prohibits trading, either personally or on behalf of others, on material nonpublic information (MNPI), or communicating such information to others who trade in violation of law (known as “insider trading” and “tipping”). Although the pre- clearance, reporting, and trade restriction requirements of the Code of Ethics apply only to trading by employees and their members of their immediate families, the insider trading and tipping restrictions reach beyond employees’ immediate families to prohibit TCM employees from illegally profiting (or avoiding losses), or from funneling illegal profits (or losses avoided), to any other persons. They also prohibit TCM from insider trading or tipping in client accounts. If TCM, its partners or employees, are in possession of MNPI about securities or financial instruments, they are prohibited from buying, selling, recommending or trading such securities or financial instruments. If one believes to have MNPI which gives that person an advantage over other investors, the information should immediately be brought to the attention of the CCO. When MNPI is brought to the attention of the CCO, it will be added to the Restricted Trading List (RTL). Securities placed on the RTL cannot be traded without prior written approval and should never be conveyed to anyone outside of TCM. The monitoring of the RTL is done through the pre-clearance trading procedures of the Code of Ethics. The RTL is regularly reviewed and documented by the CCO.

F.Potential Consequences of Violations. TCM regards violations of the Code of Ethics as a serious breach of firm rules. Therefore, any employee who violates any element of the Code of Ethics may be subject to appropriate disciplinary action, up to and including dismissal.

Moreover, all employees are required to promptly report any violations of the Code of Ethics to the CCO and should be aware that failure to comply with certain elements of TCM’s Code of Ethics may constitute a violation of federal and/or state law and may subject that employee and TCM to a wide range of criminal and/or civil liability. Violations or potential violations of the Code of Ethics may be reported to federal or state authorities, such as the SEC.

G.Questions Concerning the Code of Ethics. Given the seriousness of the potential consequences of violations of the Code of Ethics, all employees are urged to seek guidance with respect to issues that may arise. Resolving whether a particular situation may create a potential conflict of interest, or the appearance of such a conflict, may not always be easy, and situations inevitably will arise from time to time that will require interpretation of the Code of Ethics to particular circumstances. Please do not attempt to resolve such questions yourself. In the event that a question arises as to whether a proposed transaction is consistent with the Code of Ethics, please address that question to the CCO before the transaction is initiated.

Although the Code of Ethics addresses many possible situations, other special situations inevitably will arise from time to time. If a particular transaction or situation does not give rise to a real or potential conflict of interest, or if appropriate safeguards can be established, the CCO or the TCM Partners may grant exceptions to provisions of the Code of Ethics. However, there can be no guarantee that an exception will be granted in any particular case.

H.Acknowledgements. All acknowledgements of the Code of Ethics are done via gVue., online compliance reporting software

I.Initial and Annual Compliance Training. The CCO will provide compliance training to new employees upon hiring and to all existing employees not less than on an annual basis. The topics to be discussed include, but are not limited to, significant updates made to the Compliance Manual, a review of the Code of Ethics, and a detailed review of TCM’s policy regarding personal securities transactions. The CCO will document this training with an employee sign-in sheet and maintain a file including the agenda and a copy of any materials distributed.

III.     PERSONAL SECURITIES TRANSACTIONS

A.Purpose. Personal securities trading by investment management personnel have come under intensive scrutiny. It is important to remember that all investment opportunities (if suitable) must be offered first to clients before an employee may act on them. All Company employees should be careful to conduct their personal securities transactions in accordance with following policies and procedures and with TCM’s Code of Ethics covered in Section XVIII of this Manual.

B.Beneficial Ownership. The Personal Securities Transactions Policies concerning reporting and prior approval covers all transactions in securities in which you (or persons closely connected to you) have a direct or indirect beneficial ownership. The term “beneficial interest” is defined in the federal securities laws and includes more than an ordinary ownership interest. Because beneficial interest can be interpreted very broadly, if you have any question concerning whether you have a beneficial interest in a security you should contact the CCO. A few examples of accounts that would be covered by TCM’s Personal Securities Transactions Policy are as follows:

1.Spousal accounts

2.Accounts of dependent children or children living in your household

3.In general, you may be deemed to have beneficial ownership under any of the following circumstances:

•You have the power to sell or transfer the security or you have the power to direct the sale or transfer;
•You have the power to vote the security or the power to direct the vote;
•You have an economic interest in the security; or
•You have the right to acquire, within 60 days, the power to sell, the power to vote, or an economic interest in the security.
C.General Rule. Employees and persons closely connected to employees must conduct personal securities trading in a manner that does not give rise to either a conflict of interest, or the appearance of a conflict of interest, with the interests of any Company clients. Please bear in mind that, if a conflict of interest arises, you may be frozen in, or prohibited from trading, securities in which you have an existing position. Any losses suffered due to compliance with the requirements of this policy are the employee’s sole responsibility. Each employee should evaluate this risk before engaging in any personal securities transaction.

1.Pre-Clearance - In order to avoid conflicts of interest, TCM requires pre-
clearance of securities that are, or would be, beneficially owned by its employees. This includes directly or indirectly acquiring any beneficial interest in securities of an Initial Public Offering (IPO) or Private Placement. The pre- clearance requirement applies to all securities and instruments that are not included on the Exempted Securities list below. If there is any doubt as to whether the pre-clearance requirement applies to a particular transaction, check with the CCO before entering into the transaction

2.The pre-clearance request is processed TCMvia gVue

•Pre-Clearance Process – For proposed transactions that do not qualify for the exceptions noted below, the employee must receive prior approval from one of the following persons before placing or executing any orders.
(1)Chief Investment Officer and Portfolio Manager, Quoc Tran, Associate Portfolio Manager and Senior Research Analyst, Michael Im
(2)NOTE: A trade should not be pre-cleared if it is likely that TCM will affect a transaction in the security within the next three days of the proposed trade date.
•Trade Date – You must initiate all trading instructions on the date that you list as the proposed trade date. If for some reason you cannot initiate trade instructions on that date, you must resubmit your pre-clearance request for approval. Ordinarily, the date on which you initiate your trade instructions should be the date on which the trade is actually executed. However, there are several exceptions to this general rule. The first involves limit, good-till-cancelled ("GTC") and stop-loss orders. The trading date for a limit, GTC or a stop-loss order is the date on which you give the order to your broker, not the date on which the order is finally executed in accordance with your instructions. Therefore, if your limit, GTC or stop-loss order is entered with the broker in accordance with the pre- clearance requirements and consistent with the applicable blackout period, the subsequent execution of that trade will satisfy the pre-clearance requirements, even if TCM subsequently enters trades for client accounts that are executed on the same day as your limit, GTC or stop-loss order is executed.
•Recordkeeping – Once the employee has obtained the required approval, the executed approval form must be delivered to the CCO or a designee on trade date. The CCO or a designee will retain the documentation evidencing the pre-clearance transaction.
3.Blackout Periods Overview – Potential conflicts of interest are of particular concern when an employee buys or sells a particular security at or near the same time as TCM buys or sells the same security for one or more client accounts. In order to reduce the potential for conflicts of interest and the potential appearance of impropriety that can arise in such situations, TCM prohibits employees from trading during a certain period before and after TCM enters trades on behalf of its clients (the blackout period applies to both across the board trades made on behalf of clients and to trades made as a result of client cash flow in securities with a market capitalization of $500M or less). The period during which personal securities transactions is prohibited is commonly referred to as a “blackout period.” The blackout period applies to all securities and instruments that are not included on the Exempted Securities list below.

•Blackout Period Rule – The blackout period is two (2) business days before and the same day a block trade has been executed for client portfolios (i.e., T-1, T-2 and T0).
•Blackout Period Example – If a block trade of a security is transacted in on Thursday (T0), then it MAY NOT be transacted in a personal account on Thursday (T0) or the preceding Tuesday (T-2) or Wednesday (T-1) but MAY be bought/sold on Friday (T+1) or any day thereafter (assuming no additional client transaction occur).
•Blackout Period Violations – If a personal securities trade falls within the applicable blackout period, the employee must reverse the trade. If the trade cannot be reversed prior to settlement, then the employee must engage in an offsetting transaction immediately. In such an event, the employee will be required to bear any loss that occurs, and any resulting net profits must be donated to a charity designated by TCM. As a result, employees should consider carefully the potential consequences of the applicable blackout period before engaging in personal securities transactions in securities which TCM may hold or might consider holding in client accounts.
4.TCM Universe

•Defined. Includes any securities in the portfolio model or being actively traded across- the-board in client accounts.
•The pre-clearance process and Blackout Period restrictions apply to employee trading in securities in the TCM Universe (including those in the S&P 500 Stock Index).

5.Exceptions to Pre-Clearance and Blackout Periods – In some cases, an employee may engage in transactions without obtaining pre-clearance or passing the Blackout Period restriction. These exceptions are described in detail below:

•Exempted Securities – The pre-clearance does not apply to any of the following types of securities or instruments. As a result, you may engage in transactions of these exempted securities without obtaining pre-clearance. The exempted securities include the following:
(1)Shares of registered mutual funds and money market funds, except for registered mutual fund(s) advised or sub-advised by the Firm;

(2)Treasury bonds, Treasury Notes, Treasury Bills, U.S. Savings Bonds, and other instruments issued by the U.S. Government;

(3)High quality, short-term debt instruments issued by a banking institution, such as bankers’ acceptances and bank certificates of deposit;
(4)Fixed Income Securities

(5)Commercial paper and other high quality short-term debt instruments;

(6)Any currency or commodity;

(7)Index tracking (ETFs) stocks, options or futures;

(8)Derivatives based on any of the instruments listed in items 1 – 7.

•Proprietary TCM Accounts Treated as Client Accounts
(1)TCM manages accounts that are treated as client accounts, which includes Seeding Accounts (each as defined below). Because securities traded for these accounts may also be traded in unaffiliated client accounts, TCM must take special care to prevent transactions on behalf of Seeding Accounts from unfairly advantaging employees over clients. TCM recognizes that multiple potential conflicts of interest exist between the proprietary accounts and the unaffiliated client accounts. For example, potential conflicts exist when allocating trades and investment opportunities that are suitable for more than one account, or when allocating trades for the same position that are priced differently, or when putting on opposing positions in the same security for different accounts. TCM seeks to manage any conflicts by applying the firm’s policies and procedures otherwise applicable to unaffiliated client accounts to the management of Seeding Accounts, as detailed below.

•Seeding Accounts
(1)Seeding Accounts can be opened along side client accounts and operated and managed with one or more employees of TCM and/or members of his/her family/household as the owners of beneficial interests in the account. However, Seeding Accounts are treated as client accounts to allow for seamless transition to offering the strategy to unaffiliated investors and clients. These accounts are required to enter into a client investment advisory agreement with TCM and to execute all trades through TCM’s trading desk in accordance with TCM’s Trade Allocation Policy. Because (among other factors) Seeding Account activities are subject to the full supervision and procedures applicable in the ordinary course of TCM’s business to all client accounts, Seeding Accounts generally will not be subject to the regular pre-clearance process and other securities trading restrictions applicable to the trading of personal accounts.  TCM has concluded that it would significantly hinder the effective implementation of a new strategy if they are not treated as a client account. However, the Chief Compliance Officer, in consultation with senior management, may determine otherwise in certain circumstances (such as, for example, if perceived conflicts are not efficiently mitigated by regular client account procedures).  Employees' (and members of their family/households') beneficial interests in Seeding Accounts are covered by regulatory reporting requirements.
D.Responsibility. TCM and its employees are fiduciaries subject to the highest standards of care and must always act in our clients’ best interests. It is not appropriate to rely on mere technical compliance with the rules set out in this policy. Moreover, the SEC and other regulators closely scrutinize personal securities transactions by investment professionals to ensure that they conform to fiduciary principles. As a result, you should always remember that we all have an obligation to put our client's interests ahead of our own in all circumstances.

D.

E.Reporting Personal Securities Transactions. This processed is done via gVue.

6.Pre-Clearance Requests
7.Brokerage Connections- with custodials firms which auto feed transactional data.

8.Quarterly reports of transactions –within 30 days after the end of each quarterTCM.

9.Initial and annual personal holdings reports –Initial disclosure of holdings information must be made within 10 calendar days of being employed by TCM and any supporting documentation must be current as of 45 days prior to the date of employment. Personal Holdings Reports (Initial and Annual) must be submitted to the CCO by January 30 of each year and provide information as of a date not earlier than December 31 of the preceding year. Please be aware that reports of personal holdings will be reviewed by the CCO and may be disclosed, when deemed necessary or appropriate, to members of the investment team, to partners of TCM, and/or to TCM’s legal representatives. Such holding reports will, at a minimum, include all information that is required under rule 17j-1

F.Compliance Review. The CCO will review employee personal trading. A managing member will review the CCO’s personal trading records.

G.Record-Keeping Requirements. The CCO shall maintain current and accurate records of all personal securities transactions of its employees via gVue.

H.Acknowledgment. TCM requires that all employees acknowledge (both initially within 10 days of becoming an employee and annually within 30 days of receipt) that they have reviewed and understand TCM's Code of Ethics, including the provisions on personal securities transactions.

IV. ANNUAL REPORT CONCERNING CODE OF ETHICS

A.On a periodic basis, but not less than annually, TCM's Chief Compliance Officer shall prepare a written report to each registered fund client’s Chief Compliance Officer and its Board of Trustees setting forth the following:

1.A description of any issues arising under the Code or underlying procedures since the last report to the Board including, but not limited to, information about material violations of the Code or underlying procedures and sanctions imposed in response to the material violations.

2.A certification on behalf of TCM that TCM has adopted procedures reasonably necessary to prevent Access Persons from violating the Code;

3.A summary of existing procedures concerning personal investing and any changes in procedures made during the past year.

V. NEW ACCESS PERSON REPORTING REQUIREMENTS

A.All Access Persons must, within 10 days of becoming an Access Person, provide a signed and dated Initial Holdings Report to the Chief Compliance Officer. The report must contain the following information current as of a date not more than 45 days prior to the date of the report:

1.All Securities held in an account (whether direct or indirect beneficial ownership), including the title and type of security, ticker symbol or CUSIP number, number of shares and principal amount of each Security.

2.The name of any broker-dealer or financial institution with which the Access Person maintains a Personal Account in which securities are held.

3.The date the report is submitted by the Access Person.

VI. QUARTERLY ACCESS PERSON REPORTING

A.Within thirty (30) days following the end of each calendar quarter, each Access Person must submit to the CCO a Quarterly Securities Transaction Report. The Report must include:

1.Title and type of security; ticker symbol or CUSIP number; transaction date; number of shares; type of transaction; transaction price.

2.The name of the bank, broker-dealer or financial institution through which the transaction was effected.

3.The date the report is submitted by the Access Person.

.
4.With respect to any account established by the Access Person in which any securities were held during the quarter for the direct or indirect benefit of the Access Person:

•The name of the broker, dealer or bank with whom the Access Person established the account; The date the account was established; and
•The date the report is submitted by the Access Person.

VII.     ANNUAL HOLDING REPORT

A.On an annual basis each Access Person must provide to the Chief Compliance Officer, a signed and dated Annual Holdings Report containing data current as of a date not more than forty five (45) days prior to the date of the submission. The report must disclose:

1.All Securities held in an account (whether direct or indirect beneficial ownership), including the title and type of security, ticker symbol or CUSIP number, number of shares and principal amount of each Security.

2.The name of any broker-dealer or financial institution with which the Access Person maintains a Personal Account in which securities are held
3.The date the report is submitted by the Access Person.

VIII.COMPLIANCE REVIEW PROCEDURES

A.All information supplied under these procedures, including transaction and holdings reports (initial, quarterly and annual reports), will be reviewed by the CCO for compliance with these policies and procedures. The CCO will review all account statements and reports within 30 days after receipt. Such review shall:

1.address whether Access Persons followed internal procedures, such as pre-clearance;

2.compare Access Person transactions to any restrictions in effect at the time of the trade, including securities on the Restricted List; and

3.periodically analyze the Access Person’s overall trading for patterns that may indicate abuse.

B.The CCO will document such review by initialing Access Person statements or otherwise indicating the statements that have been reviewed and will maintain copies of all reports and account statements received.
IX. RECORDKEEPING

A.The Chief Compliance Officer shall maintain all records in accordance with Rule 17j-1 under the 1940 Act and Rules 204A-1 and 204-2 under the Advisers Act.